

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2025

Brian Johnston
Chief Executive Officer
NFiniTi Inc.
80 W. Liberty Street, Suite 880
Reno, Nevada 89501

 Re: NFiniTi Inc.
 Preliminary Information Statement on Schedule 14C
 Filed February 28, 2025
 File No. 333-180164

Dear Brian Johnston:

 We have reviewed your filing and have the following comments.

 Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1.   We note you disclose on page 3 that Summit Consumer Products Inc. owns 330,000,000, or 73.3%, of your issued and outstanding shares. However, we also note that Summit Consumer Products Inc. is not included as a beneficial owner of common shares in your beneficial ownership table. Please revise or advise.

2.   We note your articles of incorporation authorize the issuance of 450,000,000 shares of capital stock and you disclose that as of February 28, 2024 there were 450,000,000 shares issued and outstanding. Please revise to explain in detail how you determined beneficial ownership for each individual in your beneficial ownership table. In that regard, we note your beneficial ownership table reflects that six individuals beneficially own shares that exceed your authorized stock and the Form 8-K filed on February 13, 2025 discloses that you offered, sold and issued 15,788,578,500 shares of common stock in the reverse acquisition of Artisan Beverages.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas E. Puzzo, Esq.